

09012006

ORIGINAL

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2008

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ________ to ________

Commission file number: 000-24948

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Park View Federal Savings Bank 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PVF Capital Corp.
30000 Aurora Road
Solon, Ohio 44139

REQUIRED INFORMATION

1. Not applicable.

2. Not applicable.

3. Not applicable.

4. The Park View Federal Savings Bank 401(k) Plan (the "Plan"), is subject to the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). Attached hereto as Appendix I is a copy of the Plan's most recent financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

APPENDIX I
FINANCIAL STATEMENTS

PARK VIEW FEDERAL SAVINGS BANK
401(k) PLAN

FINANCIAL STATEMENTS
WITH
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

December 31, 2008

INDEX

Meaden&Moore

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
Park View Federal Savings Bank 401(k) Plan
Solon, Ohio

We have audited the accompanying Statement of Net Assets Available for Benefits of the PARK VIEW FEDERAL SAVINGS BANK 401(k) PLAN and the related Statement of Changes in Net Assets Available for Benefits for the years ended December 31, 2008 and 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis of designing audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Park View Federal Savings Bank 401(k) Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

During 2008, the Plan adopted Statement of Accounting Standards ("SFAS") 157, "Fair Value Measurements."

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes (at end of year) as of December 31, 2008, is presented for the purposes of additional analysis and is not a required part of the financial statements but is supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The suppplemental schedule is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



MEADEN & MOORE, LTD.
Certified Public Accountants

June 1, 2009
Cleveland, Ohio



Meaden & Moore, Ltd.
(A Meaden & Moore Company)
1100 Superior Avenue Suite 1100 Cleveland, Ohio 44114-2523 216-241-3272 FAX 216-771-4511
Akron Atlanta Charlotte Chicago Cleveland Columbus Los Angeles Naperville New York Orlando Phoenix Pittsburgh Wooster

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

Park View Federal Savings Bank
401(k) Plan

	December 31 **2008**	December 31 2007
ASSETS		
Investments:		
Frontier Trust Interest-bearing cash	**$ 19**	$ 31
Merrill Lynch Retirement Preservation Trust	**650,885**	580,053
GM ML Retirement Preservation Trust	**56,531**	59,199
Investments in Mutual Funds	**2,135,694**	2,843,438
PVF Capital Corp. Stock	**403,156**	2,397,926
Total Investments	**3,246,285**	5,880,647
Total Assets	**3,246,285**	5,880,647
LIABILITIES	**-**	-
Net Assets Available for Benefits	**3,246,285**	5,880,647
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	**115,667**	5,924
Net Assets Available for Benefits	**$ 3,361,952**	$ 5,886,571

See accompanying notes.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Park View Federal Savings Bank
401(k) Plan

	Year Ended December 31	
	2008	2007
Additions to Net Assets Attributed to:		
Contributions:		
Employer	$ **113,742**	$ 121,625
Employee	**501,259**	504,889
Rollover	**-**	21,080
	615,001	647,594
Interest and dividend income	**126,708**	141,737
Net realized / unrealized gain on investments	**-**	232,688
Total Additions	**741,709**	1,022,019
Deductions from Net Assets Attributed to:		
Benefits paid to participants	**243,813**	201,365
Net realized / unrealized loss on investments	**3,022,515**	-
Total Deductions	**3,266,328**	201,365
Net Increase (Decrease)	**(2,524,619)**	820,654
Net Assets Available for Benefits:		
Beginning of Year	**5,886,571**	5,065,917
End of Year	$ **3,361,952**	$ 5,886,571

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS

Park View Federal Savings Bank
401(k) Plan

1 Description of Plan

The following description of The Park View Federal Savings Bank 401(k) Plan provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.

General:

The Plan, which began January 1, 1994, is a defined contribution plan covering all employees of Park View Federal Savings Bank (the Company) who meet the hour and age requirements. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan was amended effective January 1, 2008, to comply with tax regulations under Section 411(d)(6) and Section 415 of the Internal Revenue Code.

Eligibility:

All employees of the Company age eighteen and older and who are employed for one year are eligible to participate in the Plan.

Contributions:

Cash or Deferred Option [401(k)] - Participants may elect 1% to 50% of their compensation to be contributed to the Plan by the Company.

Employer Contributions - The Company makes contributions to each eligible participant's account by matching up to 50% of the first 4% contributed by the Participant for the Plan year.

Qualified Non-Elective Contributions - The Company may also make a qualified non-elective contribution on a discretionary basis. This additional contribution, if any, will be allocated to only Non-highly Compensated Participants in proportion to each eligible Employee's Compensation as a ratio of all eligible Employees' Compensation.

Profit Sharing Contributions - The Company may also make a profit sharing contribution at its discretion.

Contributions are subject to limitations on annual additions and other limitations imposed by the Internal Revenue Code as defined in the Plan agreement.

1 Description of Plan, Continued

Participants' Accounts:

401(k) Accounts - Each participant's account is credited with the participant's elective contributions, employer contributions, earnings and losses thereon.

Rollover contributions from other Plans are also accepted, providing certain specified conditions are met.

Vesting:

All participants are 100% vested in elective deferrals, qualified non-elective contributions and rollover contributions made to the Plan. Participants are vested in Company contributions and Company profit sharing contributions according to the following schedule:

Years of Service	%
Less than 2	0%
2 years	20%
3 years	40%
4 years	60%
5 years	80%
6 years	100%

A participant is entitled to 100% of his or her account balance upon retirement, death or disability.

Forfeitures:

Forfeitures were used to reduce 2008 Employer Contributions to the Plan. Financial statement presentation includes an addition to Employer Contributions and a deduction to Benefits paid to participants for approximately $6,539 which were forfeitures utilized in 2008. Forfeitures outstanding at December 31, 2008 and 2007, were $2,805 and $6,890, respectively.

Participants' Loans:

Participant loans are not permitted under the Plan.

1 Description of Plan, Continued

Other Plan Provisions:

Normal retirement age is 65, however, a participant may elect early retirement on or after age 60 with six years of completed service. The Plan also provides for early payment of benefits after reaching age 59-1/2.

Payment of Benefits:

Upon termination of service by reason of retirement, death or total and permanent disability, a participant may elect to receive a lump-sum amount equal to the value of the vested interest in his or her account or annual installments. For termination of service for other reasons, a participant may receive a lump-sum distribution. Benefits are recorded when paid.

Hardship Withdrawals:

Hardship withdrawals are permitted in accordance with Internal Revenue Service guidelines.

2 Summary of Significant Accounting Policies

Basis of Accounting:

The Plan's transactions are reported on the accrual basis of accounting. Marketable securities are reported at fair market value as of the balance sheet date. Fair market values represent quoted market prices or, if quoted market prices are not available, estimated fair values as determined by the Plan's investment broker. Money market funds are stated at cost which approximates market value. Shares of Company common stock are stated at fair value as measured by quoted market prices.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

2 Summary of Significant Accounting Policies, Continued

Reporting of Fully Benefit-Responsive Investment Contracts:

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. The fair value is based on various valuation approaches dependent on the under-lying investments on the contracts.

Administrative Fees:

Certain professional fees of the Plan were paid on behalf of the Plan by Park View Federal Savings Bank.

Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2 Summary of Significant Accounting Policies, Continued

Risks and Uncertainties:

The Plan's investments include investments in mutual funds and common stock with varying degrees of risk, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statement of net assets available for Plan benefits.

3 Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated March 31, 2008, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code.

4 Investments

Investments which constitute more than 5% of the Plan's net assets are:

		2008		2007
Merrill Lynch Retirement Preservation Trust	$	650,885	$	580,053
BlackRock Balanced Capital Fund R		N/A	$	356,357
BlackRock Balanced Capital Fund Inc.	$	224,011		N/A
BlackRock Global Allocation Fund Inc.	$	177,115		N/A
Nationwide Investor Destination Moderate Aggressive A	$	186,682		N/A
PVF Capital Corp. Stock	$	403,156	$	2,397,926

5 Party-in-Interest Transactions

The Plan invests in Company stock, therefore, these transactions qualify as party-in-interest.

Certain Plan investments are shares of mutual funds managed by Merrill Lynch, the Trustees as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Usual and customary fees were paid by the mutual fund for the investment management services.

6 Benefit Responsive Investment Contract

The Plan has entered into a benefit-responsive investment contract with Merrill Lynch. Merrill Lynch maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

As described in Note 2, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by Merrill Lynch, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than 4%. Such interest rates are reset at least quarterly.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), or (2) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under Employee Retirement Income Security Act of 1974. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan's ability to transact at contract value with participants, is probable.

The guaranteed investment contract does not permit Merrill Lynch to terminate the agreement prior to the scheduled maturity date.

Average yields:	**2008**	2007
Based on Actual Earnings	**9.49%**	5.50%
Based on interest rate credited to participants	**4.10%**	5.12%

7 Fair Value Measurements

On January 1, 2008, the Plan adopted SFAS No. 157, "Fair Value Measurements." SFAS No. 157 applies to all financial instruments that are measured and reported on a fair value basis.

As defined in SFAS No. 157, fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. In determining fair value, the Company utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable firm inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the examination of the inputs used in the the valuation techniques, the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

* Level 1: Quoted market prices in active markets for identical assets or liabilities.
* Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
* Level 3: Unobservable inputs that are not corroborated by market data.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Common stock

The fair value of the common stock is based on quoted market prices.

Mutual funds

The fair value of the mutual funds are based on quoted market prices.

7 Fair Value Measurements, Continued

Guaranteed investment contract

All investment contracts are reset at least quarterly, although under certain circumstances such as a large deposit or withdrawal, they may be reset more frequently. As interest rates rise, the market value of the underlying securities declines and when interest rates fall, the market value of the underlying securities rises. The relationship to future interest crediting rates based on a change in interest rates up or down will generally have minimal impact on the crediting rate since the change in rates will generally be offset by the change in market value, except when there is a change in duration. Duration is a measure of average life of all cash flows in the portfolio on a present value basis. A change in duration when market values decline (interest rates rise) will reduce the crediting rate if duration shortens and increase the crediting rate if duration lengthens. A change in duration when market values rise (interest rataes fall) will increase the crediting rate when duration falls and decrease the crediting rate when duration rises. Any deposit or withdrawal to the investment contract will impact the crediting rate based on the relative size of the deposit or withdrawal. Finally, when a security is no longer covered by a wrap contract, there may be an increase or decrease to the interest crediting rate, depending on the principal amount of the security and its market value relative to its book value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table presents the financial instruments carried at fair value as of December 31, 2008, by SFAS 157 valuation hierarchy (as described above). There were no assets that fell within Level 3 of the valuation hierarchy.

	Quoted Market Prices in Active Markets (Level 1)	Models with significant observable market parameters (Level 2)	Total Carrying Value in the Statement of Net Assets Available for Benefits
Common stock	$ 403,156	$ -	$ 403,156
Mutual funds	2,135,694	-	2,135,694
Guaranteed investment contract	-	707,416	707,416
Total assets at contract value	$ 2,538,850	$ 707,416	$ 3,246,266

8 Subsequent Pronouncement

In April 2009, the FASB issued three FASB Staff Positions, which provide additional guidance and enhance disclosures regarding fair value measurements and impairment of securities, FASB Staff Position No. FAS 107-1 and APB 28-1, Interim Disclosures about Fair Value Financial Instruments, FASB Staff Position No. FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments, and FASB Staff Position No. FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly. These staff positions 1) require that the fair value of all financial instruments be disclosed in both interim and annual reporting periods; 2) modify the criteria used to assess other-than-temporary impairments (OTTI) of debt securities and collectability of cash flows; 3) bifurcate the recognition of OTTI between earnings and other comprehensive income; 4) require expanded and more frequent disclosures about OTTI; 5) permit adjustments to estimated fair values when, due to significant decrease in the volume and level of market activity or evidence that a market is not orderly, the valuation technique does not fairly present the price at which willing market participants would transact at the measurement date; and 6) require disclosure about inputs and valuation techniques used to measure fair value for both interim and annual reporting periods. The staff positions are effective for interim reporting periods ending after June 15, 2009, with early adoption permitted. The sponsor has not determined the effect of adopting the staff positions on the net assets available for benefits and changes in those net assets.

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
Form 5500, Schedule H, Part IV, Line 4i

Park View Federal Savings Bank
401(k) Plan

EIN 13-5565207
Plan Number 002

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	Frontier Trust Interest-bearing cash	Money Market Fund	N/A	$ 19
^^,*	Merrill Lynch Retirement Preservation Trust	Common Collective Trust	N/A	756,777
^^,*	GM ML Retirement Preservation Trust	Common Collective Trust	N/A	66,306
	Alger Capital Appreciation Fund Class A	Mutual Fund	N/A	107,086
	AIM Capital Development Fund Class A	Mutual Fund	N/A	4,889
	BlackRock High Yield Bond Portfolio Class A	Mutual Fund	N/A	97,110
	Delaware Diversified	Mutual Fund	N/A	14,904
	GM Alger Capital Appreciation Fund Class A	Mutual Fund	N/A	108,670
	GM AIM Capital Development Class A	Mutual Fund	N/A	33,841
	GM Delaware Diversified	Mutual Fund	N/A	122,941
	GM BlackRock Basic Value Fund Inc.	Mutual Fund	N/A	141,405
	GM BlackRock Mid Cap Value Opportunities	Mutual Fund	N/A	42,213
	GM BlackRock Value Opportunities	Mutual Fund	N/A	34,272
	GM MFS Government Securities Fund Class A	Mutual Fund	N/A	106,552
	GM American Funds EuroPacific Growth R3	Mutual Fund	N/A	128,366
	GM Van Kampen Small-Cap Growth Class A	Mutual Fund	N/A	19,617
	BlackRock S&P 500 Index Class A	Mutual Fund	N/A	29,146
	BlackRock Basic Value Fund Inc.	Mutual Fund	N/A	61,480
	BlackRock Balanced Capital Fund Inc.	Mutual Fund	N/A	224,011
	BlackRock Large Cap Growth Fund	Mutual Fund	N/A	33,897
	BlackRock Global Allocation Fund Inc.	Mutual Fund	N/A	177,115
	BlackRock Mid Cap Value Opportunities Fund	Mutual Fund	N/A	25,497
	BlackRock Value Opportunities Fund	Mutual Fund	N/A	102,578
	MFS Government Securitites Fund Class A	Mutual Fund	N/A	73,252
	Nationwide Investor Destination Mod Conservative A	Mutual Fund	N/A	27,453
	Nationwide Investor Destination Mod Aggressive A	Mutual Fund	N/A	9,632
	Nationwide Investor Destination Aggressive	Mutual Fund	N/A	45,305
	Nationwide Investor Destination Conservative A	Mutual Fund	N/A	49,693
	Nationwide Investor Destination Moderate Aggressive /	Mutual Fund	N/A	186,682
	American Funds EuroPacific Growth R3	Mutual Fund	N/A	86,482
	Seligman Communications & Info Fund Class A	Mutual Fund	N/A	35,554
	Van Kampen Small-Cap Growth Class A	Mutual Fund	N/A	6,051
*	PVF Capital Corp. Stock	Common Stock	N/A	403,156
				$ 3,361,952

^^ Stated at contract value

* Party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Park View Federal Savings Bank
401(k) Plan

Date: June 26, 2009

By 

Plan Administrator

US2000 714120.1

Exhibit Index

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm

Meaden&Moore

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement of Park View Federal Savings Bank (S-8 File No. 333-97450), of our report dated June 1, 2009, on our audits of the financial statements of Park View Federal Savings Bank 401(k) Plan as of December 31, 2008 and 2007 and for the year ending December 31, 2008, which report is incorporated by reference in this Annual Report on Form 11-K.

Meaden & Moore, Ltd

Meaden & Moore, Ltd

Cleveland, Ohio
June 26, 2009



Meaden & Moore, Ltd.
(A Meaden & Moore Company)
1100 Superior Avenue Suite 1100 Cleveland, Ohio 44114-2523 216-241-3272 FAX 216-771-4511
Akron Atlanta Charlotte Chicago Cleveland Columbus Los Angeles Naperville New York Orlando Phoenix Pittsburgh Wooster